July 9, 2008

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Krikorian,

This letter is in response to your letter dated July 3, 2008 regarding PDI, Inc. and certain of its recent filings.

Due to the second quarter close and an ongoing accounting software implementation, we will respond to the comments addressed in your above referenced letter by August 15, 2008.  If you have any questions regarding this response, please do not hesitate to contact me.

Sincerely,

/s/ James G. Farrell

James G. Farrell
Vice President and Chief Financial Officer
PDI, Inc.